SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of March 24, 2003

KLM ROYAL DUTCH AIRLINES
(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F     X          Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes               No     X

03/016

KLM CARGO INCREASES FUEL SURCHARGE TO 0.20 CENTS,
EFFECTIVE MARCH 24, 2003

AMSTELVEEN, March 11, 2003 — Oil prices have spiraled in recent months, sparking a sharp increase in the price of jet fuel. In light of these developments, KLM Cargo today announced that it will increase its fuel surcharge worldwide from EUR/USD 0.15 to 0.20 per kilo actual weight, effective March 24, 2003.

This decision is based on developments in the fuel price index. KLM Cargo has stipulated procedures for implementing, increasing, reducing or withdrawing a fuel surcharge. This procedure and fuel price development is outlined on the KLM Cargo website (www.klmcargo.com — news).

During the past two weeks, the fuel index exceeded the 190 mark, the trigger point for increasing the fuel surcharge to 0.20 cents.

AMS/DR/FH

03/019

KLM SCHEDULE ADJUSTMENTS

AMSTELVEEN, March 20, 2003 – KLM Royal Dutch Airlines will temporarily suspend services to a number of its destinations in the Middle East. Flight frequency to destinations in other regions will also be temporarily reduced or smaller aircraft will be deployed. In so doing, KLM is responding to diminishing demand arising as a consequence of the war in Iraq. For the time being, these measure will apply until April 13, 2003, but KLM will additionally adapt its schedule temporarily if fluctuations in demand make this necessary. It goes without saying that KLM will only operate services to destinations where the authorities can guarantee that the safety of its passengers or crews will in no way be jeopardized.

Middle East
Between March 24 and April 13, 2003 KLM will suspend all flights to Amman, Beirut, Damascus, Abu Dhabi, Bahrain, Dammam, Doha and Kuwait. For the time being, services to Tel Aviv will be suspended from March 24 through April 6. Services to Dubai and Tehran remain unchanged as yet.

Africa
Flight frequency to Cairo and Casablanca will be reduced from seven to five roundtrip services a week. Flight frequency to Tripoli will be reduced from three to two services a week.

North America
KLM and Northwest Airlines consider to decrease flight frequency between Amsterdam and Detroit from four to three roundtrip services a day. The number of roundtrip services operated to John F. Kennedy Airport in New York will be temporarily reduced from eleven to seven a week.
Northwest will reduce flight frequency on a number of routes between the United States and Europe within the joint venture over the next three weeks, along with utilizing different aircraft types.

Europe
Within its European network, KLM will reduce flight frequency and/or operate smaller aircraft types to a large number of destinations over the period from March 24 through April 13, 2003.

Information
Effective March 21, 2003 all temporary adjustments to the schedule will be indicated at www.klm.com and in the reservations systems.

AMS/DR/BK/km

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: March 24, 2003	By /s/ H.E. Kuipéri
Name : H.E. Kuipéri
Title : Senior Vice President & General Secretary

By /s/ A.R. de Jong
Name : A.R. de Jong
Title : EVP Corporate Control